UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

CRESCENT FINANCIAL CORPORATION

CRESCENT FINANCIAL BANCSHARES, INC.

(Name of Subject Company (Issuer))

PIEDMONT COMMUNITY BANK HOLDINGS, INC.

(Name of Filing Person (Offeror))

Crescent Financial Corporation Common Stock, par value $1.00 per share

Crescent Financial Bancshares, Inc. Common Stock, par value $0.001 per share

(Title of Class of Securities)

Crescent Financial Corporation Common Stock: 225744101

Crescent Financial Bancshares, Inc. Common Stock: 225743103

(CUSIP Number of Class of Securities)

Piedmont Community Bank Holdings, Inc.

4711 Six Forks Road

Suite 2B

Raleigh, NC 27609

Attention: Scott Custer

(919) 659-9000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kenneth L. Henderson, Esq.

Tara Newell, Esq.

Bryan Cave LLP

1290 Avenue of the Americas

New York, NY 10104

(212) 541-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

$30,599,998.00	$3,506.76

*	For the purpose only of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the filing fee is described on the cover page to the Schedule TO filed on November 8, 2011.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,506.76
Form or Registration No.:	Schedule TO
Filing Party:	Piedmont Community Bank Holdings, Inc.
Date Filed:	November 8, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 8, 2011, as amended on November 16, 2011, November 18, 2011 and November 22, 2011 (as amended, the “Schedule TO”), by Piedmont Community Bank Holdings, Inc., a Delaware corporation (“Purchaser”), in connection with its offer to purchase up to 6,442,105 Shares of Crescent Financial for $4.75 net per Share in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 8, 2011 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is made pursuant to the Investment Agreement, dated as of February 23, 2011, as amended, by and among Purchaser, Crescent Financial and Crescent State Bank.

All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 4 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 4.

Items 1 Through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference information contained in the Offer to Purchase, are hereby amended and supplemented by adding hereto the following:

On December 9, 2011, Purchaser issued a press release announcing the extension of the Offer to December 21, 2011. A copy of the press release is filed hereto as Exhibits (a)(5)(v) and incorporated herein by reference. Additionally, Purchaser intends to file with the Commission and mail to stockholders of Crescent Financial a supplement to the Offer to Purchase containing audited consolidated financial statements of Purchaser for the year ended December 31, 2010.

The following is added as a new question and response immediately prior to the question “If you prorate, when will I know how many Shares will actually be purchased?” in the section entitled “Summary Term Sheet” on page 2 of the Offer to Purchase:

“Following the Offer, will Crescent Financial continue as a public reporting company?

Yes. The completion of the Offer in accordance with its terms and conditions will not cause Crescent Financial to become eligible to cease filing periodic reports under the Exchange Act of 1934, as amended (the “Exchange Act”), or to be delisted from NASDAQ. If we reasonably determine, prior to the expiration of the Offer, that our purchase of Shares pursuant to the Offer would cause the Shares to not (i) continue to be held of record by at least 300 persons, (ii) continue to be held beneficially and of record by at least 400 persons, and (iii) satisfy the requirements under NASDAQ Rule 5450 with respect to the minimum number of Shares that are held by persons who are not an officer or director of Crescent Financial or any person that is the beneficial owner of more than 10 percent of the total Shares outstanding (any such shares are hereafter referred to as “Publicly Held Shares”), with the Publicly Held Shares maintaining the minimum market value of $5 million ((i), (ii) and (iii) collectively, the “Mandatory Requirements”), then we will utilize an equitable proration factor to the Shares tendered by each holder (with adjustments to avoid purchases of fractional Shares) based upon the number of Shares validly tendered by the expiration of the Offer and not properly withdrawn, to determine a lesser number of Shares that we are willing to purchase in the Offer, such that, following completion of the Offer, the Shares will continue to satisfy the Mandatory Requirements and accordingly Crescent Financial will continue to be subject to the reporting requirements of the Exchange Act, and continue to be eligible to be listed on the NASDAQ. Specifically, the equitable proration factor to determine the new number of Shares we would be willing to purchase pursuant to the Offer will be utilized so as to (i) maximize the number of Shares we would purchase pursuant to the Offer and (ii) ensure that following consummation of the Offer the Shares will continue to satisfy the Mandatory Requirements. If we determine that we must so reduce the number of Shares we would purchase pursuant to the Offer in order to ensure that following consummation of the Offer the Shares will continue to satisfy the Mandatory Requirements, we will extend the tender offer for at least 10 business days and will issue a press release no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date announcing the extension, the new expiration date and the new number of Shares we would be willing to purchase pursuant to the Offer. If the Offer is oversubscribed based upon the new number of Shares we would purchase at the new expiration date, then we will purchase Shares on a pro-rata basis. See Section 1 (“Terms of the Offer; Proration”) of this Offer to Purchase.”

The following new paragraph is inserted following the second paragraph under Section 1 “Terms of the Offer; Proration” on page 8 of the Offer to Purchase:

“In addition, if we reasonably determine, prior to the expiration of the Offer, that our purchase of Shares pursuant to the Offer would cause the Shares to not (i) continue to be held of record by at least 300 persons, (ii) continue to be held beneficially and of record by at least 400 persons, and (iii) satisfy the requirements under NASDAQ Rule 5450 with respect to the minimum number of Shares that are held by persons who are not an officer or director of Crescent Financial or any person that is the beneficial owner of more than 10 percent of the total Shares outstanding (any such shares are hereafter referred to as “Publicly Held Shares”), with the Publicly Held Shares maintaining the minimum market value of $5 million ((i), (ii) and (iii) collectively, the “Mandatory Requirements”), then we will utilize an equitable proration factor to the Shares tendered by each Crescent Financial shareholder (with adjustments to avoid purchases of fractional Shares) based upon the number of Shares validly tendered by the Expiration Date and not properly withdrawn, to determine a lesser number of Shares that we are willing to purchase in the Offer, such that, following completion of the Offer, the Shares will continue to satisfy the Mandatory Requirements and accordingly Crescent Financial will continue to be subject to the reporting requirements of the Exchange Act, and continue to be eligible to be listed on the NASDAQ. Specifically, the equitable proration factor to determine the new number of Shares we would be willing to purchase pursuant to the Offer will be utilized so as to (i) maximize the number of Shares we would purchase pursuant to the Offer and (ii) ensure that following consummation of the Offer the Shares will continue to satisfy the Mandatory Requirements. If we determine that we must so reduce the number of Shares we would purchase pursuant to the Offer in order to ensure that following consummation of the Offer the Shares will continue to satisfy the Mandatory Requirements, we will extend the tender offer for at least 10 business days and will issue a press release no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration date announcing the extension, the new expiration date and the new number of Shares we would be willing to purchase pursuant to the Offer. If the Offer is oversubscribed based upon the new number of Shares we would purchase at the new expiration date, then we will purchase Shares on a pro-rata basis. See Section 1 (“Terms of the Offer; Proration”) of this Offer to Purchase. All Shares not accepted for payment will be returned to the shareholder or, in the case of tendered Shares delivered by book-entry transfer, credited to the account at the book-entry transfer facility from which the transfer had previously been made, promptly after the expiration or termination of the Offer in each case, in accordance with the procedure described in Section 4 (“Acceptance for Payment and Payment”) of this Offer to Purchase.”

Item 12.    Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit Number	Description

(a)(5)(v)	Press Release of Piedmont Community Bank Holdings, Inc., dated December 9, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PIEDMONT COMMUNITY BANK HOLDINGS, INC.

/s/ Scott Custer
Name:	Scott Custer
Title:	Chief Executive Officer

Date: December 9, 2011

EXHIBIT INDEX

Exhibit Number	Description

(a)(5)(v)	Press Release of Piedmont Community Bank Holdings, Inc., dated December 9, 2011.

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